Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A for fiscal year 2004 and Quarterly Report on Form 10-Q for the third quarter ended October 1, 2005 as filed with the SEC. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which are filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below are (1) a Transaction fact sheet that was posted on the Seagate/Maxtor joint website and (2) an email communication sent from Seagate CEO William Watkins to all employees on December 21, 2005.

Transaction Fact Sheet

On December 21, 2005 the Boards of Seagate and Maxtor announced that they unanimously approved a definitive merger agreement under which Seagate will acquire Maxtor in an all stock transaction. The combination will build on Seagate’s foundation as the premier global hard disc drive company, providing enhanced operating scale and key resources to drive product innovation, maximize manufacturing efficiency, and realize significant cost synergies. Leveraging increased scale with Seagate’s product platform strategy, the combined company will be well-positioned to deliver to customers a more compelling, diverse set of products quickly and at more competitive prices.

Terms of the transaction are as follows:

•	Seagate will acquire all outstanding common shares of Maxtor at an exchange ratio of .37 Seagate shares for each share of Maxtor.

•	Seagate will assume Maxtor stock options as adjusted for the .37 exchange ratio.

•	Maxtor’s existing convertible debt will be assumed by Seagate with the conversion price adjusted for the .37 exchange ratio.

•	When the transaction is completed, Seagate shareholders will own approximately 84% and Maxtor shareholders will own approximately 16% of the combined company.

•	Dr. C.S. Park, chairman and CEO of Maxtor, will become a director of Seagate upon the closing of the transaction. Seagate’s chairman, CEO, executive vice presidents, and the principal equity investors affiliated with certain of Seagate’s Directors have committed to vote their shares in favor of the acquisition.

•	The combined company is expected to generate significant synergies, and we expect this transaction to be at least 10-20% accretive to Seagate on a cash EPS basis after the first full year of combined operations. As with other past combinations of disc drive manufacturers, we anticipate revenue attrition to result from this combination. Synergy estimates take into account anticipated revenue attrition. It is estimated that the incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company is expected to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration.

•	The deal is intended to be tax free to Maxtor’s shareholders.

•	Synergies resulting from the combination are expected to generate annual pre-tax cost savings of $300 million.

•	The transaction is contingent on customary regulatory approvals, including review by the federal and European antitrust authorities, as well as approval by shareholders of both companies.

•	There is a termination fee of $300 million payable to Maxtor under certain conditions. This reflects Seagate’s commitment to the combination and confidence that the transaction will be completed.

•	The combined company will retain the Seagate name and its executive offices will continue to be in Scotts Valley, California.

•	The acquisition is expected to close in the second half of calendar 2006.

Email from Bill Watkins sent to all Seagate Technology employees on December 21, 2005:

Seagate Technology to Acquire Maxtor Corporation

We’re pleased to share with you some exciting news. As the attached press release outlines, this morning Seagate took an important step in further strengthening our position in the technology industry: we announced our agreement to acquire Maxtor Corporation. We are enthusiastic and optimistic about the results that the combined companies can achieve and the opportunities it will afford our employees.

Our decision to acquire Maxtor was influenced by many factors. By acquiring Maxtor, we gain critical resources—including strategic manufacturing assets—and enhanced operating scale to continue our leadership in the industry, drive product innovation, and maximize manufacturing efficiency. These advantages, combined with our current strengths, position us to deliver more compelling and innovative products, more quickly and at more competitive prices.

Because we realize that events of this kind can spark uncertainty and concern, we will share with you that while it will be necessary to eliminate redundancy among the two companies, as a result of this transaction, we do not anticipate reductions in Seagate headcount or changes to reporting relationships. The combined company will retain the Seagate name and the Seagate management team, and its executive offices will remain in Scotts Valley, California.

This transaction is expected to close in the second half of calendar year 2006, and so for the next several months, for all of us at Seagate it remains business as usual. The goals and objectives we have established do not change, and we must continue to meet our commitments and deliver leadership products to our customers.

Our congratulations and thanks go out to every Seagate employee. Over the past several years, you have worked to make our company a global leader. Now you will help carry it through a new and exciting phase in which we combine our resources with Maxtor’s, and leverage the expanded capabilities to innovate for existing markets and for new opportunities.

Please join us at the next quarterly employee meetings beginning in January, during which we will provide you with more details of this exciting development. You may also visit the joint external transaction website, both today and over the next several weeks, for additional information and updates. In addition, I have also placed this message into my blog, “Bill’s Blog” on my.seagate.com, where you can offer your feedback. Thank you for your continued support.

Regards,

Bill Watkins

President & CEO